

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 16, 2018

<u>Via E-mail</u>
Ruediger Adolf
Chief Executive Officer
Focus Financial Partners Inc.
825 Third Avenue, 27th Floor
New York, NY 10022

> **Re: Focus Financial Partners Inc.**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 20, 2018**
> **CIK No. 0001651052**

Dear Mr. Adolf:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Focus Financial Partners, LLC (Predecessor)

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page F-18

1.   We note that you have provided historical audited financial statements for your July 2017 acquisition of SCS Financial Services, LLC beginning on page F-38. Due to the significance of this acquisition, please tell us how you considered whether to separately provide all of the disclosures required by ASC 805 related to this acquisition rather than

including this acquisition within your individually immaterial business combinations for which disclosures have been provided on an aggregated basis.

<u>Note 8. Preferred Units, Mezzanine Equity and Members' Deficit, page F-26</u>

2.   We note your disclosure beginning on page F-27 that as a result of the proceeds received from the issuance of Convertible Preferred Units along with a portion of the proceeds from your Credit Facility you provided cash liquidity for existing holders of Senior Preferred Units, Junior Preferred Units, Common Units, and Incentive Units. We also note disclosure in your Consolidated Statement of Cash Flows on page F-9 of "payments in connection with unit redemption, net" of approximately $796 million. Please tell us and revise your filing to separately disclose the repurchase terms of the Senior Preferred Units, Junior Preferred Units, Common Units and Incentive Units, explain how these amounts were determined and how the repurchase and subsequent retirement has been reflected in your financial statements.

You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: J. Russell McGranahan, Esq.
        Brenda K. Lenahan, Esq.